UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2016

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1.  The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.                           Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR
WAGE EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Tax Deferred Savings Plan for Wage Employees:

We have audited the accompanying statements of net assets available for benefits of the John Deere Tax  Deferred Savings Plan for Wage Employees (the “Plan”) as of October 31, 2016 and 2015, and the related  statement of changes in net assets available for benefits for the year ended October 31, 2016. These  financial statements are the responsibility of the Plan’s management. Our responsibility is to express an  opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight  Board (United States). Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial statements are free of material misstatement. The Plan is not  required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit  procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on  the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such  opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and  disclosures in the financial statements, assessing the accounting principles used and significant estimates  made by management, as well as evaluating the overall financial statement presentation. We believe that  our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for  benefits of the Plan as of October 31, 2016 and 2015, and the changes in net assets available for benefits  for the year ended October 31, 2016, in conformity with accounting principles generally accepted in the  United States of America.

The supplemental schedule of assets (held at end of year) as of October 31, 2016, has been subjected to  audit procedures performed in conjunction with the audit of the Plan’s financial statements. The  supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included  determining whether the supplemental schedule reconciles to the financial statements or the underlying  accounting and other records, as applicable, and performing procedures to test the completeness and  accuracy of the information presented in the supplemental schedule. In forming our opinion on the  supplemental schedule, we evaluated whether the supplemental schedule, including its form and content,  is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and  Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule  is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 21, 2017

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR
WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF OCTOBER 31, 2016 AND 2015 (IN THOUSANDS)

ASSETS:	2016	2015

PARTICIPANT-DIRECTED INVESTMENTS
Investment in John Deere Savings Plans Master Trust	$702,387	$697,577

RECEIVABLES - Loans to participants	20,015	19,362

NET ASSETS AVAILABLE FOR BENEFITS	$722,402	$716,939

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR
WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 2016 (IN THOUSANDS)

ADDITIONS:

CONTRIBUTIONS:
Participant	$28,080
Company	11,338
Total contributions	39,418

INVESTMENT INCOME - Net participation in activity of John Deere
Savings Plans Master Trust	30,310

Interest on participant loans	970

TOTAL ADDITIONS	70,698

DEDUCTIONS:
Benefits paid to participants	63,405
Net transfers to affiliate plan	1,659
Administrative expenses	171
Total deductions	65,235

INCREASE IN NET ASSETS	5,463

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	716,939

End of year	$722,402

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR
WAGE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF

OCTOBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED OCTOBER 31, 2016

1.                    DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the “Plan”).  This description applies to each of the years for which financial statements are presented and provides only general information.  For a more complete description of the Plan’s provisions, participants should refer to the Plan agreement.

Deere & Company (the “Company”) maintains two defined contribution plans in the U.S. for the benefit of its employees.  The investment assets of these plans are commingled and held in the John Deere Savings Plans Master Trust (the “Master Trust”).  These plans are the John Deere Savings and Investment Plan and the John Deere Tax Deferred Savings Plan for Wage Employees.  Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.

General – The Plan was established September 1, 1987 by the Company for certain eligible employees of the Company and its subsidiaries.  The purpose of the Plan is to provide employees with a tax advantaged method of savings and investment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Deere & Company 401(k) Benefits Committee is the administrator of the Plan.  Fidelity Management Trust Company, Boston, Massachusetts, is the Plan trustee (“Trustee”), and Fidelity Investment Institutional Operations Company, Inc., an affiliate of the Trustee, is the recordkeeper (collectively, “Fidelity”).

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the United States (“U.S.”) payroll of the Company or its participating subsidiaries.  Certain non-bargained hourly employees on the U.S. payroll are participants in the John Deere Savings and Investment Plan.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation.  Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative.  Participant contributions can range from one percent to 75 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code (“IRC”).  Participants may amend or revoke their elections as of the next occurring payroll period.  The Plan accepts Roth elective contributions, as well as Roth catch-up contributions, made on behalf of eligible participants, which are allocated to a separate account source.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works and 50 percent for John Deere Commercial Products) of the employee’s contributions up to six percent of eligible compensation.  Beginning with the first payroll period in October 2015, the matching contribution was generally increased to 60 percent.  Beginning January 1, 2015, the matching contribution for John Deere Commercial Products increased to 75 percent.  Beginning with the first payroll period in July 2015, the matching contribution for John Deere Horicon Works employees hired prior to October 1, 1998 was increased to 50 percent.  For employees hired on or after October 1, 1998, the matching contribution was increased to 65 percent. Contributions are sent to Fidelity as soon as practicable following each payroll period, and are invested by Fidelity in funds as specified by the participants.  Monies will be held and invested by Fidelity in a BlackRock Lifepath Index Fund closest to the employee’s 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day.  Participants are immediately vested in their contributions and allocated earnings or losses.  The Company matching contributions and allocated earnings or losses related to matching are vested after a participant has three years of service with the Company.  The benefit to which a participant is entitled is one that can be provided from the participant’s vested account balance.

Forfeited Accounts – At October 31, 2016 and 2015, forfeited nonvested accounts totaled $53,142 and $29,715, respectively.  These accounts will be used to reduce future Company contributions.  During the year ended October 31, 2016, the amount of Company contributions reduced through forfeited nonvested accounts was $27,689.

Fund Elections – Participants in the Plan direct the investment of their account balances into one or more investment funds, which include the following as of October 31, 2016:

•                 Blended Interest Fund

•                 Wells Fargo Core Plus Bond Fund

•                 Deere & Company Common Stock Fund*

•                 Any of  22 Common Collective Trust Funds

•                 Mutual Fund

*Beginning January 27, 2014, participants may not invest more than 20% of their future contributions in the Deere & Company Common Stock Fund.  As of this same date, exchanges into the Deere & Company Common Stock Fund may not result in more than a 20% investment in the Deere & Company Stock Fund.

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account.  Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock.  If no election is made, the default option is reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances.  Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant’s highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence).  The loans are secured by the balance in the participant’s account and interest is assessed at a rate which is determined based on the published prime interest rate.  Repayment for actively employed participants is intended to be made via payroll deductions.  A participant with an outstanding loan at the time of unpaid leave of absence, retirement, or separation from service may opt to continue making loan payments through the financial institution of their choice, which sends payments to Fidelity via Automated Clearing House transfers.  A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current.  The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is less.  Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is less, will result in the outstanding loan balance becoming a taxable distribution to the participant.  If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2.  Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account.  The beneficiary of a participant who died may elect a deferred distribution payable no later than five years after the participant’s death.  Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash.  Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution or elect one of the following distribution options:

(a)       Level Sum Distribution – A specified dollar amount is distributed monthly.

(b)      Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c)       Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d)      Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, if no longer employed by the Company, the participant must either take a lump-sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service (“IRS”) guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant.  A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions.  Only one hardship withdrawal is allowed in a 12-month period.

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, fixed income securities, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value except for the Blended Interest Fund which is recorded at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.  The Deere & Company Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes.  The number of units and related net asset value per unit as of October 31, 2016 and 2015 for the fund are as follows:

	Master Trust	Plan	Net Asset
	Units	Units	Value
	Outstanding	Outstanding	Per Unit

October 31, 2016	3,567,577	770,353	$ 128.24
October 31, 2015	3,754,805	843,080	$ 113.46

Mutual Fund – The mutual fund is valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts (“GICs”) as described in Note 3 and is measured at contract value.  Contract value represents contributions made to the Fund, plus credited earnings, less participant withdrawals.

Wells Fargo Core Plus Bond Fund – The fund is a separately managed fund for the benefit of the Master Trust only and has an underlying portfolio of financial instruments consisting of various fixed income securities and is stated at fair value.  The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Common Collective Trust Funds – These funds are valued at redemption price which is based on the net asset values of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts in the Blended Interest Fund and short-term investment funds is accrued daily and credited to the funds at the end of each month.  Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund’s net asset value on that day.  Dividends in other funds are recorded on the ex-dividend date and are allocated to participants’ accounts on that day.  Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Appreciation – Includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Interest and Dividends – Interest and dividends investment income in the Master Trust includes dividends on mutual funds and Deere & Company Common Stock Fund, as well as interest earned from the Blended Interest Fund.

Investment Fees – Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return.

Net Transfers to Affiliate Plan – Transfers represent net assets transferred from the Plan during the year ended October 31, 2016 to the John Deere Savings and Investment Plan for participants who became participants in the Plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2016 and 2015.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – Administrative expenses of $2.00 per participant are deducted from participant accounts each calendar quarter.  The remaining expense is paid by the Company and through credits provided by the recordkeeper for Plan investments.  Participants also pay administrative costs for loans and qualified domestic relation orders.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.                    BLENDED INTEREST FUND

The Blended Interest Fund is a stable value investment option available to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Master Trust.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals.  The interest rate of the fund is reset quarterly based on market rates of other similar investments, the current yield of the underlying investments, and the spread between the market value and contract value.

The synthetic GICs include underlying assets consisting of various fixed income securities which are held in a trust owned by the Master Trust and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, State Street Bank and Trust Company, American General Life Company, Transamerica Premier Life, Bank of Tokyo-Mitsubishi, Nationwide Life Insurance Company, and Prudential Insurance Company of America. The wrapper contracts are designed to allow participants to execute Blended Interest Fund transactions at contract value in extreme circumstances.  The Master Trust’s ability to receive amounts due pursuant to the wrapper contracts depends on the issuers’ ability to meet their financial obligations under the wrapper contracts, which may be affected by future economic and regulatory developments.  In addition, certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are not probable.

4.                    MASTER TRUST AND FAIR VALUE MEASUREMENTS

The investment in the Master Trust represents the Plan’s proportionate share of the net assets of the Master Trust which have been accumulated through participant and Company contributions and investment activity of the Master Trust less benefit payments and certain administrative expenses.  Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the John Deere Savings and Investment Plan for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, Fidelity, as trustee, maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans. The net earnings or loss of the accounts for each day are allocated by Fidelity to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of both participating plans.  The Master Trust at October 31, 2016 and 2015 is summarized as follows (in thousands of dollars):

	2016	2015

Noninterest-Bearing Cash	$734	$533

Blended Interest Fund at Contract Value	563,231	564,858

Deere & Company Common Stock	457,506	426,032
Common Collective Trusts	4,169,376	3,877,263
Wells Fargo Core Plus Bond Fund	86,379	64,839
Mutual Fund(s)	78,666	178,724
Fidelity BrokerageLink Accounts	315,501	315,340
Total Investments at Fair Value	5,107,428	4,862,198

Receivables	12,700	23,973

Total Assets in Master Trust	5,684,093	5,451,562

Liabilities	24,799	40,629

Net Assets in Master Trust	$5,659,294	$5,410,933

Plan’s Interest in Net Assets of Master Trust	$702,387	$697,577

Plan’s Interest in Master Trust as a Percentage of the Total	12%	13%

The net investment income of the Master Trust for the year ended October 31, 2016 consisted of the following (in thousands of dollars):

Net appreciation	$165,102
Interest and dividends	38,655
Net investment income	$203,757

Plan’s portion of Master Trust investment income	$30,310

The Master Trust holds shares or interests in investments where the fair value is estimated based on the net asset value per share (or its equivalent).  At October 31, 2016 and 2015, there were no unfunded commitments or redemption restrictions, and the fair values are summarized as follows (in thousands of dollars):

	2016	2015
	Fair Value	Fair Value

Lifepath Index Funds	$2,057,852	$1,863,648
Stock Index Funds	584,709	549,006
Bond Index Funds	92,848	64,041
Real Estate Index Fund	29,058	23,676
Small-Mid Cap Fund	136,797	146,440
Large Cap Funds	943,202	1,010,125
Commodity Index Fund	8,816	6,571
Short-Term Investment Fund	114,929
International Stock Funds	201,165	213,756
	$4,169,376	$3,877,263

Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at October 31, 2016 and 2015.

	Master Trust Investments
	Fair Value Measurements (in thousands of dollars)
	at October 31, 2016, Using

	Level 1	Level 2	Level 3	Total

Deere & Company Common Stock	$457,506			$457,506

Wells Fargo Core Plus Bond Fund:
Asset-Backed Securities		$5,308		5,308
Commercial Mortgage-Backed Securities		4,434		4,434
Residential Mortgage-Backed Securities - Agency		21,619		21,619
Residential and Commercial Mortgage Obligations		1,657		1,657
Corporate Debt Securities		30,086		30,086
Debt Securities Issued by the U.S. Treasury and Other
U.S. Government Corporations and Agencies		23,275		23,275
Total Wells Fargo Core Plus Bond Fund		86,379		86,379
Mutual Fund	78,666			78,666
BrokerageLink Accounts	315,501			315,501

Total Investments	$851,673	$86,379		$938,052

Common Collective Trusts Measured at Net Asset Value				$4,169,376

Total Investments at Fair Value				$5,107,428

	Master Trust Investments
	Fair Value Measurements (in thousands of dollars)
	at October 31, 2015, Using

	Level 1	Level 2	Level 3	Total

Deere & Company Common Stock	$426,032			$426,032

Wells Fargo Core Plus Bond Fund:
Asset-Backed Securities		$1,454		1,454
Commercial Mortgage-Backed Securities		4,543		4,543
Residential Mortgage-Backed Securities - Agency		19,775		19,775
Residential and Commercial Mortgage Obligations		2,264		2,264
Corporate Debt Securities		26,813		26,813
Debt Securities Issued by the U.S. Treasury and Other
U.S. Government Corporations and Agencies		9,990		9,990
Total Wells Fargo Core Plus Bond Fund		64,839		64,839
Mutual Funds	178,724			178,724
BrokerageLink Accounts	315,340			315,340

Total Investments	$920,096	$64,839		$984,935

Common Collective Trusts Measured at Net Asset Value				$3,877,263

Total Investments at Fair Value				$4,862,198

5.                    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 1,118,800 and 1,226,392 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $55 million and $59 million at October 31, 2016 and 2015, respectively.  During the year ended October 31, 2016, the Plan recorded dividend income of approximately $2.8 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager, and recordkeeper.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6.                    FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated October 5, 2016, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC.  The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

7.                    PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

8.                    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2016 and 2015 (in thousands of dollars):

	2016	2015

Net assets available for benefits per the financial statements	$722,402	$716,939
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	2,079	2,112
Net assets available for benefits per the Form 5500	$724,481	$719,051

For the year ended October 31, 2016, the following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 (in thousands of dollars):

Increase in net assets available for benefits per the financial statements	$5,463
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts, October 31, 2016	2,079
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts, October 31, 2015	(2,112)
Increase in net assets per the Form 5500	$5,430

*  *  *  *  *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR
WAGE EMPLOYEES
EMPLOYER ID NO.: 36-2382580
PLAN NO.: 008

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2016

Current
(In thousands of dollars)	Value**

LOANS TO PARTICIPANTS (at interest rates of 4.75% to 9.75%,
maturing from November 2016 to November 2026)*	$20,015

* Represents a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and not included

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY (Registrant)

By:	/s/ Marc A. Howze
Marc A. Howze
Senior Vice President & Chief Administrative Officer

Date:  21 February 2017